Exhibit 12.1

Statement of Computation of Ratios

Cadence Pharmaceuticals, Inc.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Earnings:
Net loss	$(52,173)	$(51,714)	$(57,099)	$(45,491)	$(56,643)
Add: Fixed charges	517	895	1,949	1,175	2,202

Earnings as defined	$(51,656)	$(50,819)	$(55,150)	$(44,316)	$(54,441)

Fixed Charges:
Interest expense including amortization of debt issuance costs	$498	$867	$1,917	$1,138	$2,144
Estimated interest component of rent expenses	19	28	32	37	58

Total fixed charges	$517	$895	$1,949	$1,175	$2,202

Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by approximately $52.2 million, $51.7 million, $57.1 million, $45.5 million and $56.6 for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.